SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

File No. 0-17140

For the month of July 2008

Tomkins plc

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934:

Yes....... No...X....

Exhibit Index

Exhibit No.

1.  Safe Harbour Statement

2.  Interim Results

Exhibit 1

This document may contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

2008 Interim Management Statement

1.	KEY POINTS

·	Sales were $2,927.0 million (H1 2007: $2,967.9 million)

·	Adjusted operating profit(1) was $243.0 million (H1 2007: $267.8 million)

·	Operating margin(2) was 8.3 per cent (H1 2007: 9.0 per cent)

·	Non-cash impairment of $175.1 million

·	Profit before tax was $61.6 million (H1 2007: $293.6 million)

·	Diluted earnings per share from continuing operations were 0.45 cents (H1 2007: 21.58 cents)

·	Adjusted diluted earnings per share(3) were 16.87 cents per share (H1 2007 : 18.38 cents per share)

·	Interim dividend maintained at 11.02 cents (H1 2007: 11.02 cents)

·	Operating cash flow(4) was $90.4 million (H1 2007: $146.8 million)

·	Net debt was $702.8 million (H1 2007: $709.8 million)

·	Completed three bolt-on acquisitions for $69.8 million

·	Completed disposal of Stant and Standard-Thomson for $120.0 million

(1)	Operating profit before restructuring initiatives, impairment and the amortisation of intangible assets arising on acquisitions.

(2)	Based on adjusted operating profit.

(3)	Adjusted earnings per share represents earnings per share before items excluded in arriving at adjusted operating profit and related tax effects

(4)	Operating cash flow is cash generated from operations less net capital expenditure.

David Newlands, Chairman, commented:

“The Group continued to face challenging macro economic conditions in the first half of 2008. Two of our US end markets, automotive original equipment and residential housing, have weakened further since our last update. Management is continuing to deal with these challenges by driving the three-year performance improvement programme and expanding our presence in emerging markets. The Board believes that the Group continues to demonstrate its resilience in the face of some difficult end markets and has therefore declared a maintained interim dividend of 11.02 cents per share.”

James Nicol, Chief Executive Officer, commented:

“We made good progress in the execution of our strategic priorities in the first half of 2008. The sale of Stant and Standard-Thomson marks another step towards the successful completion of our previously announced disposal programme. We have recognised a non-cash impairment relating to certain businesses with high exposure to the North American automotive and housing markets. We also completed three bolt-on acquisitions and formed a joint venture in Asia for Gates to strengthen our growth in emerging markets and to expand our green product initiatives. Our businesses have made a good start in executing our three-year performance improvement programme announced in February, which will enable us to better deal with continued headwinds in some of our North American markets and with rising raw material costs.”

Enquiries
Investors: Nina Delangle / Valerie Pariente Tomkins Corporate Communications Tel +44 (0) 20 8877 5153 ir@tomkins.co.uk	Media: Rollo Head / Robin Walker Finsbury Tel +44 (0) 20 7251 3801 rollo.head@finsbury.com

The video webcast and presentation slides for this results announcement can be downloaded from the Tomkins corporate website on http://www.tomkins.co.uk

2. SUMMARY GROUP PERFORMANCE

Continuing Operations	Period
$ million, unless otherwise indicated	H1 2008	H1 2007
Sales	2,927.0	2,967.9
Adjusted operating profit	243.0	267.8
Restructuring costs	(17.0)	(3.2)
Gain on disposal and exit of businesses	42.4	64.3
Amortisation of intangible assets arising on acquisitions	(4.1)	(3.9)
Impairment	(175.1)	-
Operating profit	89.2	325.0
Operating margin (1)	8.3%	9.0%
Profit before tax	61.6	293.6
Tax	(46.9)	(91.9)
Profit after tax	14.7	201.7
Diluted earnings per share	0.45c	21.58c
Adjusted diluted earnings per share (1)	16.87c	18.38c
Operating cash flow	90.4	146.8
Net debt (excluding preference shares)	702.8	709.8
Return on average net operating assets (1)	21.7%	26.2%

(1) Based on adjusted operating profit.

Sales for the first half were $2,927.0 million (H1 2007: $2,967.9 million) and adjusted operating profit from continuing operations, which excludes restructuring initiatives, impairment and the amortisation of intangible assets arising on acquisitions, was $243.0 million (H1 2007: $267.8 million). The operating margin based on adjusted operating profit was 8.3 per cent for the period (H1 2007: 9.0 per cent).

Due to the continued weakness in our key end markets within North America, particularly in residential construction and automotive OE, we conducted a review of the carrying amount of the Group’s businesses. At the conclusion of the review, a non-cash impairment of $175.1 million was recognised in relation to certain businesses with significant exposures to these markets.

Operating cash flow from total operations in the first half was at $90.4 million (H1 2007: $146.8 million). The lower operating cash flow is primarily due to a reduction of $28.5 million in adjusted operating profit and an increase in working capital of $18.8 million. The increase in working capital is mainly due to the build up of inventory as part of restructuring initiatives associated with Project Eagle and the purchase of raw materials in anticipation of price increases. Raw material price inflation also increased inventory. Various initiatives are in place across the businesses to improve working capital with the objective of being cash positive after interest, tax and dividends for the year. Net debt was at $702.8 million (H1 2007: $709.8 million, excluding preference shares).

The Board has declared an interim dividend of 11.02 cents per ordinary share and continues to pursue its four key priorities:

·	Driving top-line growth

·	Managing the cost base and improving margins

·	Managing the balance sheet

·	Reshaping the portfolio

Outlook

The Board expects business conditions in a number of the Group’s markets to remain challenging:

·

In North America, the automotive and US housing markets continue to weaken, putting pressure on our Gates Powertrain, Other Building Products and the residential segment of our Air Systems Components businesses. Industrial markets remain mixed, while non-residential construction markets are forecast to continue to soften over the remainder of the year.

·

Industrial and automotive markets in Europe, while relatively strong in the first half of the year, are expected to soften in the second half, due to deteriorating economic conditions and declining consumer spending.

·

Rapidly escalating energy and raw material costs, in particular steel and oil-related materials, continue to impact all of our businesses. We expect the second half headwind from raw materials to be higher than the first, though low-cost country sourcing, material substitution and price increases will mitigate much of the impact.

·

In February we announced Project Eagle, a three-year performance improvement programme, which addresses our cost base and improves our competitiveness. Project Eagle is progressing in line with our expectations and is expected to deliver savings in the second half of 2008.

·	Emerging markets in Eastern Europe, Asia and South America are expected to be strong in the second half of the year.

·

The Board remains confident that the Group’s strategy of expanding in emerging markets, focusing on environmentally friendly products and selective acquisitions will continue to provide resilience in the second half of 2008 and growth opportunities in the future.

3. OPERATING AND FINANCIAL REVIEW

3.1 Operating review

Industrial & Automotive

Continuing Operations	Period
$ million, unless otherwise indicated	H1 2008	H1 2007
Sales: Power Transmission	1,117.6	1,034.0
Fluid Power	443.4	389.4
Fluid Systems	305.4	274.1
Other Industrial & Automotive(1)	354.0	461.5
Total Sales	2,220.4	2,159.0
Adjusted operating profit Power Transmission - Operating margin (2)	134.9 12.1%	137.1 13.3%
Fluid Power - Operating margin (2)	37.1 8.4%	38.5 9.9%
Fluid Systems - Operating margin (2)	27.9 9.1%	21.9 8.0%
Other Industrial & Automotive - Operating margin (2)	36.3 10.3%	46.1 10.0%
Total adjusted operating profit	236.2	243.6
Operating margin (2)	10.6%	11.3%
Restructuring costs	(13.3)	(1.4)
Gain on disposal and exit of businesses	42.4	-
Amortisation of intangible assets arising on acquisitions	(2.4)	(1.6)
Impairment	(168.1)	-
Operating profit	94.8	240.6
Capital expenditure	92.0	85.7
Depreciation	95.2	94.2
Return on average net operating assets (2)	25.2%	29.5%

(1)	Includes the Winhere, Dexter Axle, Plews and Ideal businesses and Dearborn Mid-West in 2007.

(2)	Based on adjusted operating profit.

Power Transmission

Increased demand from the North American industrial markets, especially the agricultural market, combined with stable sales in the automotive aftermarket, helped to offset lower sales in the automotive original equipment market, which had been impacted by the strike at American Axle.

Power Transmission sales grew in Europe, South America, China and India. Margins were slightly below prior year due to higher oil and commodity prices. However, this was partially offset by selling price increases, tight expense control and a focus on lean manufacturing and low-cost country sourcing. As part of Project Eagle, Gates announced the closure of the Moncks Corner, South Carolina facility. Production will be relocated within the existing Gates manufacturing network in the US and Mexico.

During the first half of 2008, Gates continued to drive product development that focused on environmental applications that improve fuel economy and reduce emissions. Gates was awarded two new contracts for electro-mechanical drives (“stop-start” systems), bringing the total number of sourced programmes to 12, and is actively working with OEMs around the world to develop 19 additional applications.

Since becoming part of Gates, Stackpole has taken advantage of Gates’ global platform and was awarded eight new variable vane oil pump programmes, worth approximately $90 million in annual sales, for two OEMs in Europe.

Fluid Power

The business grew sales in all of its geographies and end-markets in the first half of 2008 and investment in additional capacity is being made to match increased demand. Rising raw material costs, particularly oil-related materials and steel, negatively impacted margins but management has taken action and announced price increases in all markets to mitigate rising raw material costs. Gates’ recently formed Engineering and Services business doubled first-half sales, driven by sizeable growth in the oil and gas markets and the successful integration of the recently acquired A.E. Hydraulic business in Singapore.

Fluid Systems

The business grew sales for remote tyre pressure monitoring systems (“RTPMS”) by 18 per cent in the first half of 2008, notwithstanding the prolonged strike at American Axle and softening of the North American automotive market. New contracts were won with Mercedes-Benz, Mahindra & Mahindra, Chrysler and Ford. Legislation for tyre pressure monitoring systems in the European Union is now in draft form with the mandate for installation in all new vehicles from 2012, potentially doubling the global market for RTPMS. New product developments for fuel and urea sensing technologies have also shown increased potential. The recent acquisition of Swindon Silicon Systems Limited has produced good results to date, with additional non-RTPMS growth expected over the long term.

Other Industrial & Automotive

The Gates Water Pump business saw double-digit sales growth over the same period last year, with additional new business secured in North America and other regions of the world. We are now contracted to supply 100 per cent of NAPA’s water pump requirements. Weak manufactured housing and recreational vehicle end markets, along with significant raw material cost increases, impacted the businesses of Dexter Axle.

Building Products

Continuing Operations	Period
$ million, unless otherwise indicated	H1 2008	H1 2007
Sales: Air Systems Components	521.3	542.2
Other Building Products(1)	185.3	266.7
Total Sales	706.6	808.9
Adjusted operating profit Air Systems - Operating margin(2)	43.4 8.3%	48.7 9.0%
Other Building Products - Operating margin(2)	(16.8) (9.1%)	5.7 2.1%
Total adjusted operating profit	26.6	54.4
Operating margin(2)	3.8%	6.7%
Restructuring costs	(3.4)	(1.8)
Gain on disposal and exit of businesses	-	64.3
Amortisation of intangible assets arising on acquisitions	(1.7)	(2.3)
Impairment	(7.0)	-
Operating profit	14.5	114.6
Capital expenditure	14.6	17.3
Depreciation	20.2	20.5
Return on average net operating assets (2)	14.0%	26.9%

(1)      Includes Lasco Bathware, Philips and Lasco Fittings (up until the disposal on 23 February 2007).

(2)     Based on adjusted operating profit.

Air Systems Components (“ASC”)

Our non-residential business continued to perform well, despite a softening commercial construction market in the US. The business further expanded its international presence with new business awards for infrastructure projects in the Middle East and the acquisition of Trion Inc. Trion provides ASC with new green product technologies and two facilities in China. ASC made further progress with its expansion plans in India by acquiring a controlling stake in Rolastar, a duct profile manufacturer. The residential business continues to be impacted by the slowing US housing market, but was able to reduce the adverse effect of lower volumes through cost control, accelerating transfers to low-cost facilities and improving operational efficiencies through lean manufacturing.

Other Building Products

Lasco Bathware and the Philips Doors and Windows business were impacted by rising raw material and fuel costs as well as the continuing weakness in the US residential housing, manufactured housing and recreational vehicle markets. In response to these challenges further reductions were made in the fixed cost base of both businesses by reducing manufacturing shifts, lowering headcount and increasing emphasis on expense control. Since the beginning of the decline in its end-markets in August of 2006, management has reduced head count by over 30 per cent and shut down three manufacturing facilities. The second half of this year is expected to remain challenging but management will continue to manage the cost base and capacity during this cyclical downturn, whilst positioning the business for an eventual recovery in its end markets.

3.2 Finance review

Reporting in US dollars

For the reasons set out in the 2007 Annual Report, the Group changed its presentation currency from Sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 have been re-presented in US dollars on the basis set out in note 2 to the condensed financial statements.

Restructuring initiatives

Restructuring costs were $17.0 million (H1 2007: $3.2 million) and principally relate to the rationalisation of production facilities in our residential businesses in the US, the closure of Power Transmission’s Moncks Corner facility and the outsourcing of information technology services associated with Project Eagle. During H1 2008, the Group recognised a gain of $42.4 million on the disposal of Stant and Standard-Thomson.

Net finance costs

Net finance costs were $27.6 million (H1 2007: $31.4 million) and were lower due to lower average net debt during the period, lower average interest rates and the cessation of dividend payments on the preference shares following their redemption in July 2007.

Net finance costs include the net cost of financing the Group’s post-employment benefit obligations of $1.1 million (H1 2007: $1.6 million).

Tax

The tax charge attributable to continuing operations of $46.9 million (H1 2007: $91.9 million) represents an effective tax rate of 76.1 per cent (H1 2007: 31.3 per cent), applied to profit before tax from continuing operations of $61.6 million (H1 2007: $293.6 million). The effective tax rate before impairment and the gain on disposals and exit of businesses is 25.2 per cent, which is the expected rate for the year on adjusted profits.

Earnings per share

Basic earnings per share from continuing operations were 0.45 cents for the first half of 2008 (H1 2007: 22.04 cents). Diluted earnings per share from continuing operations were 0.45 cents for the period, compared with 21.58 cents in H1 2007.

Adjusted earnings per share is based on profit for the period before restructuring initiatives, impairment and the amortisation of intangibles arising on acquisitions and related tax effects. Adjusted basic earnings per share were 16.92 cents for the first half of 2008 (H1 2007: 18.75 cents). Adjusted diluted earnings per share were 16.87 cents for the period, compared with 18.38 cents in H1 2007.

Dividends

Following approval by shareholders at the 2008 AGM and subsequent ratification by the High Court, the Company’s ordinary shares were redenominated in US dollars on 22 May 2008. New ordinary shares of 9 cents each were attributed to holders of the Company’s existing ordinary shares of 5 pence each on a one-for-one basis (replacement share certificates were not issued).

Dividends are now declared in US dollars. For comparative purposes, prior year dividends that were declared and paid in Sterling have been translated into US dollars at the exchange rate ruling on their respective payment dates.

The declared interim dividend to holders of ordinary shares is 11.02 cents per share (H1 2007: 11.02 cents per share).

The dividend will be paid on 13 November 2008 to shareholders on the register on 10 October 2008. Shareholders with registered addresses in the UK will continue to receive their dividends in Sterling, unless they choose to receive them in US dollars. All other shareholders will receive their dividends in US dollars. Any currency elections need to be received by our registrars, Equiniti, no later than 23 October 2008. The exchange rate that will be used to calculate the dividend amount payable in Sterling will be determined by reference to the prevailing forward exchange rate for 13 November 2008 obtained by Tomkins on or around 28 October 2008. This rate will be published on the Company’s website on the following day.

Discontinued operations

Discontinued operations comprise the Group’s former Wiper Systems businesses that were sold in H1 2007. In H1 2007, the Group reported a loss for the period from discontinued operations of $66.7 million and a residual adjustment in H1 2008 resulted in a loss of $0.8 million.

Cash flow

Operating cash flow was $90.4 million (H1 2007: $146.8 million).

Cash generated from operations was after a working capital outflow of $126.6 million (H1 2007: $107.8 million). Operating working capital was $1,182.7 million at the period end (2007: $1,071.7 million). Average net working capital, expressed as a percentage of moving annual total sales, was 16.4 per cent for the first half of 2008 (H1 2007: 16.4 per cent).

The cash contributions to defined benefit pension plans were $23.6 million (H1 2007: $32.6 million). For the year as a whole, the cash contributions to defined benefit schemes are expected to be in the region of $47 million (2007: $68 million). The downward trend in these cash contributions is expected to continue in the future.

Year to date net capital expenditure was $104.9 million (H1 2007: $96.4 million), representing 0.9 times depreciation (H1 2007: 0.8 times). Gross capital expenditure was $106.7 million (H1 2007: $107.4 million). Gross capital expenditure for the year as a whole is expected to be around $230 million.

The table below shows the movement in net debt in the period:

	Period
$ million	H1 2008	H1 2007	FY 2007

Opening net debt (excluding preference shares)	(591.5)	(788.8)	(788.8)
Cash generated from operations	195.3	243.2	638.7
Gross capital expenditure	(106.7)	(107.4)	(236.5)
Disposal of property, plant and equipment	1.8	11.0	39.6
Operating cash flow	90.4	146.8	441.8
Tax	(71.8)	(38.7)	(86.2)
Interest and preference dividends	(24.4)	(31.6)	(56.0)
Other movements	(8.9)	(5.2)	(9.6)
Free cash flow to equity shareholders	(14.7)	71.3	290.0
Ordinary dividends	(149.1)	(150.3)	(247.3)
Cash flow after interest, tax and dividends	(163.8)	(79.0)	42.7
Acquisitions and disposals	55.2	176.7	202.0
Ordinary share movements	(3.9)	(1.7)	(4.5)
Redemption of convertible preference shares	-	-	(1.2)
Foreign currency movements	1.3	(17.0)	(39.3)
Net debt movement	(111.2)	79.0	199.7
Non-cash movements	(0.1)	-	(2.4)
Closing net debt (excluding preference shares)	(702.8)	(709.8)	(591.5)

A reconciliation of the table above to the consolidated cash flow statement is included on page 22.

Principal risks and uncertainties

Details of the principal risks and uncertainties facing the Group were set out on pages 45 to 47 of the 2007 Annual Report, a copy of which is available on the Company’s website.

In summary, those risks and uncertainties were as follows: risks associated with changing global economic conditions (in particular, those affecting the US automotive and construction industries); the cost and availability of raw materials, energy and other inputs; risks associated with the Group’s supply chain, fluctuations in the value of the US dollar against other currencies (in particular, Sterling); risks associated with the Group’s ability to attract and retain talented employees; execution risk associated with restructuring initiatives and new strategic investments (in particular, in the emerging economies); and the inherent risk of product liability claims.

While the change in the Group’s presentation currency has reduced the exposure of the Group’s reported results to fluctuations in the value of the US Dollar, the principal risks and uncertainties faced by the Group remain unchanged since the approval of the 2007 Annual Report and each of them has the potential to affect the Group’s results or financial position during the remainder of 2008.

Breakdown of underlying, acquisition and currency impacts from H1 2007 to H1 2008 (unaudited)

Continuing operations $ million, unless otherwise indicated	H1 2007	Exchange rate effect	Disposals	Like- for- like basis	Acquisitions	Underlying change(1)	H1 2008
Sales
Industrial & Automotive	2,159.0	115.4	(82.4)	2,192.0	8.2	20.2	2,220.4
		5.3%				0.9%
Building Products	808.9	1.3	(13.7)	796.5	8.5	(98.4)	706.6
		0.2%				(12.4)%
Group	2,967.9	116.7	(96.1)	2,988.5	16.7	(78.2)	2,927.0
		3.9%				(2.6)%

Adjusted operating profit
Industrial & Automotive	243.6	12.8	(2.3)	254.1	3.1	(21.0)	236.2
		5.3%				(8.3)%
Building Products	54.4	(0.2)	(1.9)	52.3	1.3	(27.0)	26.6
		(0.4)%				(51.6)%
Central Costs	(30.2)	(0.2)	-	(30.4)	-	10.6	(19.8)
		(0.7)%				34.9%
Group	267.8	12.4	(4.2)	276.0	4.4	(37.4)	243.0
		4.6%				(13.6)%

(1) The underlying percentage change is calculated by taking the underlying change as a percentage of the like-for-like basis.

Cautionary statement regarding forward-looking statements

Forward-looking statements are identified by the words “expect”, “believe”, “intend”, “anticipate”, “estimate”, “will”, “may”, “could”, “should” and similar expressions. Under the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995, the Company cautions that any forward-looking statements made by the Company, including those made in this announcement in relation to the outlook for the remainder of 2008, are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Risks and uncertainties that may affect the Group’s operations include, but are not limited to, those described in the Company’s Annual Report on Form 20-F and in other filings with the US Securities and Exchange Commission. The Company disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Statement of directors’ ResponsibilitIES

The directors declare that to the best of their knowledge:

(1)    the condensed financial statements set out on pages 11 to 28 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and give a true and fair view the of  Group’s assets, liabilities and financial position as at 28 June 2008 and of its profit for the six-month period then ended;

(2)      the interim management report includes a fair review of:

a)	the important events that have occurred during the six months ended 28 June 2008 and their impact on the condensed financial statements; and

b)	the principal risks and uncertainties for the remaining six months of the year; and

(3)

there were no related party transactions or changes in the related party transactions described in the 2007 Annual Report that materially affected the Group’s results or financial position during the six months ended 28 June 2008.

At the date of this statement, the directors of the Company remain those listed on page 51 of the 2007 Annual Report.

By order of the Board

J. Nicol	J.W. Zimmerman
Chief Executive	Finance Director
30 July 2008

INDEPENDENT REVIEW REPORT TO TOMKINS PLC

Introduction

We have been engaged by Tomkins plc (“the Company”) to review the condensed financial statements of the Company and its subsidiaries (together, “the Group”) for the six months ended 28 June 2008, which comprise the consolidated income statement, consolidated cash flow statement, consolidated balance sheet, consolidated statement of recognised income and expense, the reconciliation of changes in consolidated shareholders’ equity and the related notes 1 to 24. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the condensed financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The Group’s annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. The condensed financial statements contained in this half-yearly report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed financial statements contained in the half-yearly report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements for the six months ended 28 June 2008 are not prepared, in all material respects, in accordance with IAS 34 and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors

London

30 July 2008

4. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement (UNAUDITED)

six months ended 28 June 2008

	Note	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Continuing operations
Sales	3	2,927.0	2,967.9	5,886.1
Cost of sales		(2,118.4)	(2,159.1)	(4,284.6)
Gross profit		808.6	808.8	1,601.5
Distribution costs		(313.2)	(290.3)	(578.4)
Administrative expenses		(432.1)	(255.2)	(501.4)
Restructuring costs	4	(17.0)	(3.2)	(27.6)
Gain on disposals and on the exit of businesses	4	42.4	64.3	91.4
Restructuring initiatives		25.4	61.1	63.8
Share of profit of associates		0.5	0.6	0.8
Operating profit		89 . 2	325.0	586.3

Analysis of operating profit:
– Adjusted operating profit		243.0	267.8	530.5
– Restructuring initiatives		25.4	61.1	63.8
– Amortisation of intangible assets arising on acquisitions		(4.1)	(3.9)	(7.2)
– Impairment	13 & 14	(1 75 .1 )	–	(0.8)
		89 . 2	325.0	586.3

Interest payable	5	(69.2)	(73.0)	(142.1)
Investment income	6	44.7	41.6	86.8
Other finance expense	7	(3.1)	–	(5.6)
Net finance costs		(27.6)	(31.4)	(60.9)
Profit before tax		61.6	293.6	525.4
Income tax expense	8	(46.9)	(91.9)	(139.9)
Profit for the period from continuing operations		14.7	201.7	385.5

Discontinued operations
Loss for the period from discontinued operations	9	(0.8)	(66.7)	(66.7)
Profit for the period		13.9	135.0	318.8
Minority interests		(10.7)	(12.0)	(25.0)
Profit for the period attributable to equity shareholders		3.2	123.0	293.8

Earnings per share	10
Basic
Continuing operations		0.45 c	22.04 c	41.42 c
Discontinued operations		(0.09)c	(7.75)c	(7.66)c
Total operations		0.36 c	14.29 c	33.76 c

Diluted
Continuing operations		0.45 c	21.58 c	40.91 c
Discontinued operations		(0.09)c	(7.54)c	(7.54)c
Total operations		0.36 c	14.04 c	33.37 c

Dividends per ordinary share	11	11.02 c	11.02 c	27.68 c

Consolidated cash flow statement (UNAUDITED)

six months ended 28 June 2008

	Note	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Operating activities
Cash generated from operations	12	195.3	243.2	638.7
Income taxes paid		(78.5)	(51.7)	(110.4)
Income taxes received		6.7	13.0	24.2
Net cash inflow from operating activities		123.5	204.5	552.5

Investing activities
Purchase of property, plant and equipment		(100.3)	(103.5)	(231.3)
Purchase of intangible assets		(6.4)	(3.9)	(5.2)
Capitalisation of development costs		(0.2)	–	(0.4)
Disposal of property, plant and equipment		1.8	11.0	39.6
Purchase of available-for-sale investments		(0.1)	–	(0.2)
Sale of available-for-sale investments		–	–	0.6
Purchase of interests in associates		(1.1)	–	(3.8)
Purchase of subsidiaries, net of cash acquired		(64.3)	(2.8)	(17.0)
Sale of businesses and subsidiaries, net of cash disposed		121.5	173.4	216.3
Interest received		5.3	7.7	12.2
Dividends received from associates		0.4	1.0	1.4
Net cash (outflow)/inflow from investing activities		(43.4)	82.9	12.2

Financing activities
Issue of ordinary shares		0.2	2.4	2.4
Redemption of convertible cumulative preference shares		–	–	(1.2)
Draw-down of bank and other loans		68.9	4.9	8.4
Repayment of bank and other loans		(1.0)	(191.7)	(289.9)
Capital element of finance lease rental payments		(1.4)	(2.2)	(3.2)
Interest element of finance lease rental payments		(0.3)	(1.2)	(1.4)
Decrease/(increase) in collateralised cash		0.8	(0.2)	2.4
Purchase of own shares		(4.1)	(4.1)	(6.9)
Interest paid		(29.4)	(36.1)	(64.8)
Equity dividend paid		(149.1)	(150.3)	(247.3)
Preference dividend paid		–	(2.0)	(2.0)
Investment by a minority shareholder in a subsidiary		0.4	3.7	3.8
Dividend paid to a minority shareholder in a subsidiary		(9.5)	(9.9)	(14.4)
Net cash outflow from financing activities		(124.5)	(386.7)	(614.1)

Net decrease in cash and cash equivalents		(44.4)	(99.3)	(49.4)
Cash and cash equivalents at the beginning of the period		280.2	326.4	326.4
Foreign currency translation		(16.3)	6.3	3.2
Cash and cash equivalents at the end of the period		219.5	233.4	280.2

Cash and cash equivalents for the purposes of the cash flow statement comprise:
		As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million
Cash and cash equivalents		242.4	308.0	295.9
Bank overdrafts		(22.9)	(74.6)	(15.7)
		219.5	233.4	280.2

As at 28 June 2008, the Group’s net debt was US$702.8 million (30 June 2007: US$731.3 million; 29 December 2007: US$591.5 million).

Net debt as at 30 June 2007 included US$21.5 million in respect of the preference shares that were converted or redeemed during the second half of 2007.

A reconciliation of the change in cash and cash equivalents to the movement in net debt is presented in note 12 .

Consolidated balance sheet (UNAUDITED)

as at 28 June 2008

	Note	As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million
Non-current assets
Goodwill	13	603.1	645.7	660.0
Other intangible assets	13	95.4	95.7	93.1
Property, plant and equipment	14	1,343.9	1,357.7	1,414.4
Investments in associates		16.3	12.0	17.7
Trade and other receivables	15	38.4	26.7	24.9
Deferred tax assets		48.1	62.0	47.4
Post-employment benefit surpluses		8.3	5.4	7.2
		2,153.5	2,205.2	2,264.7
Current assets
Inventories		879.7	775.5	799.8
Trade and other receivables	15	1,110.9	1,051.0	989.1
Income tax recoverable		57.7	25.3	29.5
Available-for-sale investments		3.2	3.8	3.0
Cash and cash equivalents		242.4	308.0	295.9
		2,293.9	2,163.6	2,117.3
Assets held for sale	16	4.3	154.1	90.9
Total assets		4,451.7	4,522.9	4,472.9
Current liabilities
Bank overdrafts		(22.9)	(74.6)	(15.7)
Bank and other loans		(76.1)	(73.6)	(39.8)
Obligations under finance leases		(1.9)	(2.0)	(1.8)
Trade and other payables	17	(805.3)	(738.4)	(738.7)
Income tax liabilities		(28.8)	(29.9)	(28.7)
Provisions	18	(51.2)	(49.4)	(50.2)
Convertible cumulative preference shares		–	(21.5)	–
		(986.2)	(989.4)	(874.9)
Non-current liabilities
Bank and other loans		(845.8)	(866.4)	(820.5)
Obligations under finance leases		(7.1)	(8.2)	(7.8)
Trade and other payables	17	(32.4)	(36.1)	(43.2)
Post-employment benefit obligations		(284.1)	(391.8)	(306.5)
Deferred tax liabilities		(42.5)	(31.1)	(42.2)
Income tax liabilities		(67.6)	(71.4)	(67.6)
Provisions	18	(27.5)	(29.5)	(27.3)
		(1,307.0)	(1,434.5)	(1,315.1)
Liabilities directly associated with assets held for sale	16	–	(64.0)	(28.1)
Total liabilities		(2,293.2)	(2,487.9)	(2,218.1)
Net Assets		2,158.5	2,035.0	2,254.8

Capital and reserves
Share capital	19	79.7	65.1	65.5
Share premium account	19	799.1	659.4	679.4
Own shares	20	(22.5)	(20.7)	(18.9)
Capital redemption reserve	21	921.7	717.6	718.8
Currency translation reserve	21	22.1	242.1	313.7
Available-for-sale reserve	21	(0.3)	0.2	(0.2)
Retained profit	21	238.8	266.2	379.5
Shareholders’ equity		2,038.6	1,929.9	2,137.8
Minority interests	22	119.9	105.1	117.0
Total Equity		2,158.5	2,035.0	2,254.8

Consolidated statement of recognised income and expense (UNAUDITED)

six months ended 28 June 2008

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Profit for the period	13.9	135.0	318.8
Net income/(expense) recognised directly in equity
Loss on available-for-sale investments	–	–	(0.8)
Post employment benefits:
– Actuarial gain	–	–	95.9
– Effect of the asset ceiling	–	–	(43.8)
Currency translation differences on foreign operations:
– Subsidiaries	42.5	(6.7)	109.2
– Associates	(0.7)	–	0.6
(Loss)/gain on net investment hedges	(5.9)	5.1	(27.2)
Currency translation differences on change of presentation currency	–	49.6	36.1
Tax on items taken directly to equity	2.8	1.6	(12.6)
	38.7	49.6	157.4
Transfers from equity to the income statement
Gain realised on the sale of available-for-sale investments	–	–	(0.6)
Currency translation differences realised on the sale of foreign operations	6.4	24.1	28.4
	6.4	24.1	27.8
Total recognised income and expense for the period	59.0	208.7	504.0

Attributable to:
– Equity shareholders	47.5	195.5	474.4
– Minority interests	11.5	13.2	29.6
	59.0	208.7	504.0

reconciliation of changes in consolidated shareholders’ equity (UNAUDITED)

six months ended 28 June 2008

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Shareholders’ equity at the beginning of the period	2,137.8	1,769.2	1,769.2
Total recognised income and expense attributable to equity shareholders	47 .5	195.5	474.4
Dividends on ordinary shares	(149.1)	(150.3)	(247.3)
Ordinary shares issued:
– Conversion of convertible cumulative preference shares	–	109.7	130.0
– Exercise of employee share options	0.2	2.4	2.4
Purchase of own shares	(4.1)	(4.1)	(6.9)
Cost of share-based incentives	6.3	7.5	16.0
Net (reduction in)/addition to shareholders’ equity during the period	(99.2)	160.7	368.6
Shareholders’ equity at the end of the period	2,038.6	1,929.9	2,137.8

Notes to the condensed financial statements (Unaudited) - continued

six months ended 28 June 2008

Notes to the condensed financial statements (Unaudited)

six months ended 28 June 2008

1     Basis of Preparation

The condensed financial statements for the six months ended 28 June 2008 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The Group’s annual financial statements are prepared in accordance with IFRSs as adopted for use in the European Union. The Group’s principal accounting policies are unchanged compared with the year ended 29 December 2007 but the Group early adopted the disclosure standard IFRS 8 “Operating Segments” with effect from the beginning of 2008.
IFRS 8 replaces IAS 14 “Segment Reporting” and requires the segment information presented in the financial statements to be that which management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Management decided to adopt IFRS 8 early principally because it obviates the need for reconciliation between the segment information presented in the financial statements and that discussed in the management commentary that accompanies the financial statements. Segment information for 2007 has been re-presented on a comparable basis.
The condensed financial statements have been reviewed by the auditors, Deloitte & Touche LLP, and their review report is set out on page 10.

The condensed financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Tomkins plc for the year ended 29 December 2007, on which the auditors gave an unqualified opinion that did not contain a statement under section 237(2) or 237(3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

The condensed financial statements were approved by the Board of Directors on 30 July 2008.

2     transition to reporting in us dollars

Over recent years, the focus of the Group’s acquisition activity has been overseas and there has been a reduction in the relative importance of its UK operations. The Group’s principal operations are based in the US and the majority of the Group’s profit is generated in US dollars. Against this background, the directors consider that the functional currency of Tomkins plc changed from Sterling to the US dollar at the beginning of 2008.

Consistent with the change in the Company’s functional currency, the Group changed its presentation currency from Sterling to the US dollar with effect from the beginning of 2008. Comparative figures for 2007 have been re-presented in US dollars.
The change of the Group’s presentation currency and that of the Company’s functional currency were accounted for in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”.
On the change of the Group’s presentation currency, comparative figures for 2007 previously reported in Sterling were translated into US dollars as follows:

a)	income and expenses were translated at the average exchange rate for the relevant period;

b)	assets and liabilities were translated at the closing exchange rate on the relevant balance sheet date; and

c)	equity items were translated at historical exchange rates.

The exchange rates used were as follows:

	6 months ended 30 June 2007 £1= US$	Year ended 29 December 2007 £1=US$
Average rate	1.97	2.00
Closing rate	2.01	1.99

As a result of the change of the Group’s presentation currency, a currency translation difference of US$338.8 million (including US$22.0 million attributable to minority interests) was recognised in equity as at 29 December 2007 which represented the difference between the Group’s assets and liabilities translated from Sterling into US dollars at the closing exchange rate on that date and the equity items recognised in the consolidated financial statements that were translated from Sterling into US dollars at historical exchange rates.

The change of the Company’s functional currency was accounted for prospectively from the beginning of 2008. Accordingly, the assets, liabilities and equity items of the Company as at 29 December 2007 were translated from Sterling into US dollars at the closing exchange rate on that date of £1=US$1.99. As a consequence of applying the closing exchange rate rather than historical exchange rates to the equity items of the Company, US$334.5 million of the currency translation difference arising on the change of the Group’s presentation currency was transferred from the cumulative currency translation reserve to the equity items of the Company that are recognised as equity items in the consolidated financial statements.

3     Segment information – Continuing operations

As explained in note 1, the Group early adopted IFRS 8 “Operating Segments” with effect from the beginning of 2008.
Accordingly, the segment information presented below reflects the information that was provided to the chief operating decision maker for the purpose of allocating resources within the Group and assessing the performance of each segment. The chief operating decision maker bases such decisions on adjusted operating profit. Adjusted operating profit represents operating profit before restructuring initiatives, impairment and the amortisation of intangible assets arising on acquisitions.

The Group is organised for management reporting purposes into two principal business groups: Industrial & Automotive and Building Products.
Industrial & Automotive manufactures a wide range of systems and components for car, truck and industrial equipment manufacturing markets, and industrial and automotive aftermarkets throughout the world. Industrial & Automotive is comprised of four operating segments: Power Transmission, Fluid Power, Fluid Systems and Other Industrial & Automotive.
Building Products is comprised of two operating segments: Air Systems Components and Other Building Products. Air Systems Components supplies the industrial and residential heating, ventilation and air conditioning market mainly in North America. Other Building Products manufactures a variety of products for the building and construction industries mainly in North America.

3     Segment information – Continuing operations (continued)

Segment information about the Group’s continuing operations is presented below. Segment information about the Group’s discontinued operations is presented in note 9.

		Sales			Adjusted operating profit
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
By operating segment
Industrial & Automotive:
– Power Transmission	1,117.6	1,034.0	2,063.2	134.9	137.1	266.8
– Fluid Power	443.4	389.4	769.1	37.1	38.5	71.0
– Fluid Systems	305.4	274.1	583.8	27.9	21.9	55.0
– Other Industrial & Automotive	354.0	461.5	896.6	36.3	46.1	84.6
	2,220.4	2,159.0	4,312.7	236.2	243.6	477.4
Building Products:
– Air Systems Components	521.3	542.2	1,083.6	43.4	48.7	102.5
– Other Building Products	185.3	266.7	489.8	(16.8)	5.7	4.0
	706.6	808.9	1,573.4	26.6	54.4	106.5
Unallocated corporate activities	–	–	–	(19.8)	(30.2)	(53.4)
	2,927.0	2,967.9	5,886.1	243.0	267.8	530.5

			Sales	Adjusted operating profit
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
By origin
US	1,564.9	1,788.5	3,457.0	108.6	151.3	300.8
UK	219.6	189.9	408.1	7.3	1.8	7.4
Rest of Europe	447.0	376.7	733.9	42.4	37.9	66.1
Rest of the World	695.5	612.8	1,287.1	84.7	76.8	156.2
	2,927.0	2,967.9	5,886.1	243.0	267.8	530.5
By destination
US	1,693.9	1,908.0	3,712.5
UK	73.9	75.9	149.4
Rest of Europe	493.8	416.6	809.7
Rest of the World	665.4	567.4	1,214.5
	2,927.0	2,967.9	5,886.1

Inter-segment sales were not significant.

Reconciliation of adjusted operating profit to operating profit:
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Adjusted operating profit	243.0	267.8	530.5
Restructuring initiatives (note 4)	25.4	61.1	63.8
Amortisation of intangible assets arising on acquisitions	(4.1)	(3.9)	(7.2)
Impairment (notes 13 & 14)	(175.1)	–	(0.8)
Operating profit	89.2	325.0	586.3

4     Restructuring Initiatives

	6 months ended 28 June 2008		6 months ended 30 June 2007		Year ended 29 December 2007
	Restructuring costs US$ million	Disposals and exit of businesses US$ million	Restructuring costs US$ million	Disposals and exit of businesses US$ million	Restructuring costs US$ million	Disposals and exit of businesses US$ million
By operating segment
Industrial & Automotive:
– Power Transmission	(11.3)	–	–	–	(6.0)	0.2
– Fluid Power	(2.0)	–	(1.4)	–	(8.6)	–
– Fluid Systems	–	42.4	–	–	0.2	(2.8)
– Other Industrial & Automotive	–	–	–	–	–	13.4
	(13.3)	42.4	(1.4)	–	(14.4)	10.8
Building Products:
– Air Systems Components	(1.7)	–	(1.8)	–	(7.4)	–
– Other Building Products	(1.7)	–	–	64.3	(4.8)	65.2
	(3.4)	–	(1.8)	64.3	(12.2)	65.2
Unallocated corporate activities	(0.3)	–	–	–	(1.0)	15.4
	(17.0)	42.4	(3.2)	64.3	(27.6)	91.4

Restructuring costs recognised during the six months ended 28 June 2008 principally related to the rationalisation of production facilities in the Building Products businesses in the United States, the closure of Power Transmission’s facility at Moncks Corner, South Carolina and the outsourcing of information technology services.

During the six months ended 28 June 2008, the Group recognised a gain of US$42.4 million on the disposal of Stant Manufacturing, Inc. and Standard-Thomson Corporation.

5 Interest payable
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Interest on bank overdrafts and loans	28.9	36.3	64.4
Interest element of finance lease rentals	0.3	1.2	1.4
	29.2	37.5	65.8
Dividends payable on convertible cumulative preference shares	–	1.2	1.2
	29.2	38.7	67.0
Post employment benefits:
– Interest cost on benefit obligation	40.0	37.9	77.3
	69.2	76.6	144.3

Continuing operations	69.2	73.0	142.1
Discontinued operations	–	3.6	2.2
	69.2	76.6	144.3

6 Investment income
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Interest on bank deposits	4.7	5.7	8.4
Other interest receivable	1.1	2.0	3.4
	5.8	7.7	11.8
Post employment benefits:
– Expected return on plan assets	38.9	36.5	76.2
	44.7	44.2	88.0

Continuing operations	44.7	41.6	86.8
Discontinued operations	–	2.6	1.2
	44.7	44.2	88.0

7 Other Finance EXPENSE
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Hedging activities	(1.8)	–	(5.2)
Other items:
– Fair value loss on embedded derivatives	(1.3)	–	(0.4)
	(3.1)	–	(5.6)

Other finance expense principally represents fair value gains and losses arising on instruments held by the Group to hedge its translational exposures where either the economic hedging relationship does not qualify for hedge accounting or to the extent that there is deemed to be ineffectiveness in a qualifying hedging relationship.

Other finance expense is wholly attributable to continuing operations.

8 Tax
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Current tax:
– UK	2.8	1.5	2.2
– Overseas	42.8	57.8	97.3
	45.6	59.3	99.5
Deferred tax	1.3	34.9	51.0
Income tax expense	46.9	94.2	150.5

Attributable to:
– Continuing operations	46.9	91.9	139.9
– Discontinued operations	–	2.3	10.6
	46.9	94.2	150.5

9     dISCONTINUED OPERATIONS

Discontinued operations represent Trico Products Corporation and its related businesses (“Trico”), which constituted the Group’s former Wiper Systems operating segment.
The sale of Trico was completed on 29 June 2007.
During the six months ended 30 June 2007, the Group recognised a loss of US$67.7 million before tax on the disposal of Trico. Also during that period, the Group recognised a gain of US$2.2 million before tax on the receipt of contingent consideration in relation to the disposal of the Group’s Valves, Taps and Mixers businesses in 2004. After the attributable tax expense of US$1.3 million, a loss of US$66.8 million was recognised on the disposal of these businesses.
During the six months ended 28 June 2008, a further loss of US$0.8 million was recognised on the disposal of Trico.
The loss for the period from discontinued operations may be analysed as follows:

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Profit/(loss) for the period of discontinued operations
Sales	–	157.6	157.6
Cost of sales	–	(131.2)	(131.2)
Gross profit	–	26.4	26.4
Distribution costs	–	(12.8)	(12.8)
Administrative expenses	–	(9.9)	(9.9)
Restructuring costs	–	(1.6)	(1.6)
Operating profit	–	2.1	2.1
Interest payable	–	(3.6)	(2.2)
Investment income	–	2.6	1.2
Profit before tax	–	1.1	1.1
Income tax expense	–	(1.0)	(2.6)
Profit/(loss) after tax	–	0.1	(1.5)
Loss on disposal of discontinued operations
Loss before tax	(0.8)	(65.5)	(57.2)
Income tax expense	–	(1.3)	(8.0)
Loss after tax	(0.8)	(66.8)	(65.2)
Loss for the period from discontinued operations	(0.8)	(66.7)	(66.7)

9     dISCONTINUED OPERATIONS (continued)

The sales and adjusted operating profit of discontinued operations may be analysed as follows:

	Sales			Adjusted operating profit
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
By operating segment
Industrial & Automotive:
– Wiper Systems	–	157.6	157.6	–	3.7	3.7
By origin
US	–	123.1	123.1	–	5.1	5.1
UK	–	13.6	13.6	–	(2.6)	(2.6)
Rest of Europe	–	–	–	–	–	–
Rest of the World	–	20.9	20.9	–	1.2	1.2
	–	157.6	157.6	–	3.7	3.7

By destination
US	–	113.6	113.6
UK	–	7.5	7.5
Rest of Europe	–	9.3	9.3
Rest of the World	–	27.2	27.2
	–	157.6	157.6

Reconciliation of the adjusted operating profit of discontinued operations to the loss for the period from discontinued operations:

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Adjusted operating profit	–	3.7	3.7
Restructuring initiatives	–	(1.6)	(1.6)
Interest payable	–	(3.6)	(2.2)
Investment income	–	2.6	1.2
Profit before tax	–	1.1	1.1
Income tax expense	–	(1.0)	(2.6)
Profit/(loss) for the period of discontinued operations	–	0.1	(1.5)
Loss on disposal of discontinued operations	(0.8)	(66.8)	(65.2)
Loss for the period from discontinued operations	(0.8)	(66.7)	(66.7)

10     earnings per share

a) Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the profit for the period attributable to equity shareholders by the weighted average number of the Company’s ordinary shares in issue during the period. The weighted average number of the Company’s ordinary shares in issue during the period excludes 4,137,253 shares (6 months ended 30 June 2007: 4,324,311 shares; year ended 29 December 2007: 4,331,018 shares), being the weighted average number of own shares held during the period.
Diluted earnings per share takes into account the dilutive effect of potential ordinary shares. The weighted average number of the Company’s ordinary shares used in the calculation of diluted earnings per share excludes the effect of options and awards over 15,235,916 shares (6 months ended 30 June 2007: 7,632,293 shares; year ended 29 December 2007: 9,318,429 shares) that were anti-dilutive for the periods presented but could potentially dilute earnings per share in the future.

10      Earnings per share (continued)

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Continuing operations
Profit for the period	14.7	201.7	385.5
Minority interests	(10.7)	(12.0)	(25.0)
Earnings for calculating basic earnings per share	4.0	189.7	360.5
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	1.2	1.2
Earnings for calculating diluted earnings per share	4.0	190.9	361.7

Discontinued operations
Loss for the period, being earnings for calculating basic and diluted earnings per share	(0.8)	(66.7)	(66.7)

Continuing and discontinued operations
Profit for the period	13.9	135.0	318.8
Minority interests	(10.7)	(12.0)	(25.0)
Earnings for calculating basic earnings per share	3.2	123.0	293.8
Effect of dilutive potential ordinary shares:
– Dividends payable on preference shares	–	1.2	1.2
Earnings for calculating diluted earnings per share	3.2	124.2	295.0

Weighted average number of ordinary shares
For calculating basic earnings per share	879,846,684	860,737,613	870,297,953
Effect of dilutive potential ordinary shares:
– Employee s hare options and awards	2,755,467	4,545,076	4,018,619
– Preference shares	–	19,224,049	9,714,541
For calculating diluted earnings per share	882,602,151	884,506,738	884,031,113

b) Adjusted earnings per share

Adjusted earnings per share is based on the profit for the period from continuing operations before restructuring initiatives, impairment, the amortisation of intangibles arising on acquisitions and related tax effects.

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Continuing operations
Earnings for calculating basic earnings per share	4.0	189.7	360.5
Adjusted for:
– Restructuring initiatives (note 4)	(25.4)	(61.1)	(63.8)
– Amortisation of intangibles arising on acquisitions	4.1	3.9	7.2
– Impairment (notes 13 & 14)	1 75 .1	–	0.8
– Taxation on adjustments to earnings	(8.9)	28.9	22.4
Earnings for calculating adjusted basic earnings per share	148.9	161.4	327.1
Dividends payable on preference shares	–	1.2	1.2
Earnings for calculating adjusted diluted earnings per share	148.9	162.6	328.3

Adjusted earnings per share
Basic	16.92 c	18. 75 c	37. 58 c
Diluted	16.87 c	18. 38 c	37. 14 c

11     Dividends on Ordinary shares

	6 months ended 28 June 2008 per share	6 months ended 30 June 2007 per share	Year ended 29 December 2007 per share
Paid or proposed in respect of the period
Interim dividend	11.02 c	11.02 c	11.02 c
Final dividend	–	–	16.66 c
	11.02 c	11.02 c	27.68 c

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Recognised in the period
Final 2007 – 16.66c per share, paid 15 May 2008	149.1	–	–
Interim 2007 – 11.02c per share, paid 15 November 2007	–	–	97.0
Final 2006 – 17.13c per share, paid 27 June 2007	–	150.3	150.3
	149.1	150.3	247.3

Following the redenomination of the Company’s share capital from Sterling to US dollars, which became effective on 22 May 2008, the Company’s dividends are declared in US dollars.

The interim dividend for 2008 of 11.02c per share will be paid on 13 November 2008 to shareholders on the register on 10 October 2008. Based on the number of ordinary shares currently in issue, the interim dividend is expected to absorb US$97.1 million.

The final dividend for 2007 and the interim and final dividends for 2006, which were declared and paid in Sterling, have been translated into US dollars at the exchange rate ruling on their respective payment dates.

12 cash flow
a) Cash generated from operations
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Profit for the period	13.9	135.0	318.8
Interest payable	69.2	76.6	144.3
Investment income	(44.7)	(44.2)	(88.0)
Other finance expense	3.1	–	5.6
Income tax expense	46.9	94.2	150.5
Profit from continuing and discontinued operations	88.4	261.6	531.2
Share of profit of associates	(0.5)	(0.6)	(0.8)
Amortisation of intangible assets	11.5	10.5	20.6
Depreciation of property, plant and equipment	108.2	107.5	215.1
Impairment:
– Goodwill	90.5	–	0.8
– Property, plant and equipment	84.6	–	–
Other asset write-downs:
– Property, plant and equipment	–	1.0	0.8
(Gain)/loss on disposal of businesses:
– Continuing operations	(42.4)	(64.3)	(76.0)
– Discontinued operations	0.8	65.5	57.2
Gain/(loss) on sale of property, plant and equipment	1.0	0.4	(11.2)
Gain on available-for-sale investments	–	–	(0.6)
Cost of share-based incentives	6.3	7.5	16.0
Decrease in post-employment benefit obligations	(27.4)	(36.5)	(74.2)
Increase/(decrease) in provisions	0.9	(1.6)	(2.4)
Operating cash flows before movements in working capital	321.9	351.0	676.5
Increase in inventories	(54.4)	(15.6)	(20.0)
Increase in receivables	(115.3)	(150.3)	(74.0)
Increase in payables	43.1	58.1	56.2
Cash generated from operations	195.3	243.2	638.7

12 cash flow (continued)

b) Reconciliation of net decrease in cash and cash equivalents to the movement in net debt
	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million
Net debt at the beginning of the period	(591.5)	(920.8)	(920.8)
(Increase)/decrease in net debt resulting from cash flows:
– Decrease in cash and cash equivalents	(44.4)	(99.3)	(49.4)
– (Increase)/decrease in debt and lease financing	(66.5)	189.0	284.7
– Redemption of convertible cumulative preference shares	–	–	1.2
– (Decrease)/increase in collateralised cash	(0.8)	0.2	(2.4)
	(111.7)	89.9	234.1
Conversion of preference shares	–	109.7	130.0
Leases disposed of on sale of businesses	–	6.1	6.1
Debt acquired on acquisition of subsidiaries	(0.8)	–	–
Other non-cash movements	(0.1)	0.8	(1.6)
Foreign currency translation	1.3	(17.0)	(39.3)
(Increase)/decrease in net debt during the period	(111.3)	189.5	329.3
Net debt at the end of the period	(702.8)	(731.3)	(591.5)

c) Analysis of net debt
	As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million

Cash and cash equivalents	242.4	308.0	295.9
Collateralised cash	5.0	8.4	5.8
Bank overdrafts	(22.9)	(74.6)	(15.7)
Bank and other loans	(921.9)	(940.0)	(860.3)
Obligations under finance leases	(9.0)	(10.2)	(9.6)
Derivative financial instruments hedging translational exposures	3.6	(1.4)	(7.6)
Net debt excluding preference shares	(702.8)	(709.8)	(591.5)
Convertible cumulative preference shares	–	(21.5)	–
Net debt including preference shares	(702.8)	(731.3)	(591.5)

13     Goodwill and other intangibles

	Goodwill US$ million	Other intangibles US$ million
Carrying amount
As at 29 December 2007	660.0	93.1
Additions	–	6.4
Acquisition of subsidiaries	39.0	8.1
Amortisation charge for the period	–	(11.5)
Impairment	(90.5)	–
Reimbursement of development costs	–	(1.1)
Disposals	–	(0.1)
Foreign currency translation	(5.4)	0.5
As at 28 June 2008	603.1	95.4

At the time of the last annual impairment test of the goodwill relating to Stackpole, the recoverable amount of the business only marginally exceeded its carrying amount. During the current period, there was deterioration in Stackpole’s markets and it was necessary to test for impairment of the goodwill relating to the business. An impairment of US$90.5 million was recognised which reduced the carrying amount of the goodwill to US$80. 3 million.

14     property, plant and equipment

US$ million
Carrying amount
As at 29 December 2007	1,414.4
Additions	97.7
Acquisition of subsidiaries	9.1
Depreciation charge for the period	(108.2)
Impairment	(84.6)
Transfer to assets held for sale	(4.3)
Disposals	(2.6)
Foreign currency translation	22.4
As at 28 June 2008	1,343.9

Against the background of continued weakness in the Group’s end markets in North America, particularly the automotive original equipment and residential construction markets, management reviewed the recoverability of the assets of the Group’s businesses that are exposed to those markets. An impairment of US$84.6 million was recognised during the period in relation to the property, plant and equipment held by those businesses, of which US$63.7 million relates to Stackpole.

15     Trade and other receivables

	As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million
Current assets
Financial assets:
– Trade receivables	981.1	938.2	858.5
– Derivative financial instruments	17.0	3.6	5.6
– Collateralised cash	5.0	8.4	5.8
– Other receivables	55.7	65.5	74.0
	1,058.8	1,015.7	943.9
Non-financial assets:
– Prepayments	52.1	35.3	45.2
	1,110.9	1,051.0	989.1

Non-current assets
Financial assets:
– Derivative financial instruments	5.4	8.0	6.2
– Other receivables	33.0	18.7	18.7
	38.4	26.7	24.9

16     Assets held for sale

Management has an ongoing programme of identifying non-core businesses for disposal. As at 30 June 2007, the following businesses were classified as held for sale:

·	Dearborn Mid-West Conveyor Company, a manufacturer of automotive assembly lines and materials handling equipment that was included within the Other Industrial & Automotive operating segment;

·

Stant Manufacturing, Inc., a manufacturer of automotive closure caps and Standard-Thomson Corporation, a manufacturer of automotive thermostats, both of which were included within the Fluid Systems operating segment.

Dearborn was sold in the second half of 2007. Stant and Standard-Thomson continued to be classified as held for sale as at 29 December 2007 and were sold on 19 June 2008.
Assets held for sale also include vacant properties no longer required by the Group for manufacturing operations.

Assets classified as held for sale and directly associated liabilities were as follows:

	As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million
Assets held for sale
Intangible assets	–	0.6	0.6
Property, plant and equipment	4.3	41.5	35.7
Investment in associated undertakings	–	1.6	–
Inventories	–	16.1	15.5
Trade and other receivables	–	94.3	39.1
	4.3	154.1	90.9
Liabilities directly associated with assets held for sale
Trade and other payables	–	(57.4)	(22.1)
Post-employment benefit obligations	–	(2.2)	(2.4)
Deferred tax liabilities	–	(0.8)	(2.2)
Provisions	–	(3.6)	(1.4)
	–	(64.0)	(28.1)
	4.3	90.1	62.8

17 Trade and other Payables
	As at 28 June 2008 US$ million	As at 30 June 2007 US$ million	As at 29 December 2007 US$ million
Current liabilities
Financial liabilities:
– Trade payables	493.1	455.5	432.9
– Other taxes and social security	38.1	36.7	35.9
– Derivative financial instruments	16.2	0.4	3.4
– Other payables	32.8	32.9	41.9
	580.2	525.5	514.1
Non-financial liabilities:
– Accruals and deferred income	225.1	212.9	224.6
	805.3	738.4	738.7

Non-current liabilities
Financial liabilities:
– Derivative financial instruments	0.4	11.8	13.2
– Other payables	20.9	17.3	18.5
	21.3	29.1	31.7
Non-financial liabilities:
– Accruals and deferred income	11.1	7.0	11.5
	32.4	36.1	43.2

18 PROVISIONS
	Restructuring costs US$ million	Environmental provisions US$ million	Workers’ compensation US$ million	Other provisions US$ million	Total US$ million

As at 29 December 2007	10.0	9.1	28.9	30.9	78.9
Charge for the period	14.1	0.6	7.3	3.5	25.5
Disposal of subsidiaries	–	(0.2)	(0.5)	–	(0.7)
Utilised during the period	(6.1)	(1.0)	(10.1)	(8.1)	(25.3)
Foreign currency translation	0.1	0.2	0.1	(0.1)	0.3
As at 28 June 2008	18.1	8.7	25.7	26.2	78.7

Provisions are presented in the Group’s balance sheet as follows:	As at 28 June 2008 US$ million	As at 29 December 2007 US$ million

Current liabilities	51.2	50.2
Non-current liabilities	27.5	27.3
	78.7	77.5
Businesses to be sold	–	1.4
	78.7	78.9

19     share capital and share premium account

a) Ordinary shares

	Number of shares	Share capital US$ million	Cancellation reserve US$ million	Share premium account US$ million	Total US$ million

Allotted and fully paid
As at 29 December 2007	884,106,772	65.5	–	679.4	744.9
Transfer of currency translation difference on change of functional currency (note 2)	–	22.6	–	112.4	135.0
	884,106,772	88.1	–	791.8	879.9
Shares issued before redenomination:
– Exercise of employee share options	45,000	–	–	0.2	0.2
As at 22 May 2008	884,151,772	88.1	–	792.0	880.1
Redenomination:
– Cancellation of ordinary shares of 5p each	(884,151,772)	(88.1)	88.1	–	–
– Currency translation difference on redenomination	–	–	(1.3)	–	(1.3)
– Issue of deferred shares of £1 each	–	–	–	(0.1)	(0.1)
– Issue of ordinary shares of 9c each	884,151,772	79.6	(79.6)	–	–
– Transfer to share premium account	–	–	(7.2)	7.2	–
	–	(8.5)	–	7.1	(1.4)
As at 28 June 2008	884,151,772	79.6	–	799.1	878.7

On 22 May 2008, the Company’s ordinary shares were redenominated from Sterling to US dollars by way of a reduction of capital under section 135 of the Companies Act 1985. Following approval by the Company’s shareholders and pursuant to an Order of the High Court of Justice in England and Wales, the share capital of the Company was reduced by cancelling and extinguishing all of the issued and unissued ordinary shares of 5 pence each. The amount standing to the credit of share capital was transferred to a specially created cancellation reserve where it was retranslated into US dollars at the exchange rate ruling at the close of business in London on 21 May 2008 of £1=US$1.96 giving rise to a currency translation loss of US$1.3 million. The cancellation reserve was then applied by issuing new ordinary shares of 9 cents each to holders of the cancelled ordinary shares of 5 pence each on a one-for-one basis.

The redenomination did not affect the rights of the holders of ordinary shares.

19     share capital and share premium account (continued)

b) Deferred shares

	Number of shares	Share capital US$ million

Allotted and fully paid
As at 29 December 2007	–	–
Issued on redenomination of ordinary shares	50,000	0.1
As at 28 June 2008	50,000	0.1

Under section 118 of the Companies Act 1985, the Company must have a minimum share capital of £50,000 denominated in Sterling. Accordingly, immediately upon the reduction of capital and before the issue and allotment of the new ordinary shares, the Company increased its capital by £50,000 by the creation of 50,000 Deferred Shares of £1 each which were paid up in full at par by capitalisation of the equivalent amount standing to the credit of the Company’s share premium account. The Deferred Shares are not listed on any investment exchange and have extremely limited rights such that they effectively have no value. It is intended that the Deferred Shares will be held by either the Company Secretary or by a Director of the Company (they are currently held by the Company Secretary).

Following the implementation of section 542 of the Companies Act 2006 on 1 October 2009, the Company will no longer be required to have any share capital denominated in Sterling. Accordingly, the Company intends to buy back and cancel the Deferred Shares as soon as practicable after 1 October 2009.

20     OWN SHARES

US$ million
As at 29 December 2007	18.9
Transfer of currency translation difference on change of functional currency (note 2)	3.4
22.3
Own shares purchased	4.1
Transfer of own shares	(3.9)
As at 28 June 2008	22.5

21 OTHER RESERVES

	Capital redemption reserve US$ million	Currency translation reserve US$ million	Available- for-sale reserve US$ million	Retained profit US$ million	Total US$ million

As at 29 December 2007	718.8	313.7	(0.2)	379.5	1,411.8
Transfer of currency translation difference on change of functional currency (note 2)	202.9	(334.5)	–	–	(131.6)
	921.7	(20.8)	(0.2)	379.5	1,280.2
Total recognised income and expense attributable to equity shareholders	–	41.6	(0.1)	6. 0	47. 5
Other changes in shareholders’ equity:
– Currency translation difference on redenomination of ordinary shares (note 19)	–	1.3	–	–	1.3
– Loss on transfer of own shares	–	–	–	(3.9)	(3.9)
– Cost of share-based incentives	–	–	–	6.3	6.3
– Dividends paid on ordinary shares	–	–	–	(149.1)	(149.1)
	–	1.3	–	(146.7)	(145.4)
As at 28 June 2008	921.7	22.1	(0.3)	2 38. 8	1, 182. 3

22     minority interests

US$ million
As at 29 December 2007	117.0
Total recognised income and expense attributable to minority interests	11.5
Other changes in equity attributable to minority interests:
– Shares issued by a subsidiary to minority interests	0.4
– Acquisition of a subsidiary with minority shareholders	1.3
– Dividends due to minority shareholders	(10.3)
As at 28 June 2008	119.9

23     ACQUISITIONS

Industrial & Automotive

Fluid Systems

In March 2008, the Group acquired a 100% interest in A.E. Hydraulic (Pte) Ltd., a Singapore-based provider of hydraulic and industrial hose solutions and services for the oil exploration industry in Asia.

Building Products

Air Systems Components

In February 2008, the Group acquired a 60% interest in Rolastar Pvt Ltd, a duct manufacturer based in India.
In June 2008, the Group acquired a 100% interest in Trion Inc., a manufacturer of commercial, industrial and residential indoor air quality products. Trion is headquartered in Sanford, North Carolina, with manufacturing facilities there and also in Suzhou, China.

Group

Goodwill amounting to US$39.0 million was recognised in the period as follows:

US$ million
Consideration
– Cash	65.5
– Deferred	3.9
69.4
Provisional fair value of net assets acquired	(31.0)
Minority interests	1.3
Provisional goodwill	39.7
Adjustment to goodwill on prior year acquisitions	(0.7)
Goodwill recognised in the period	39.0

Based on the provisional fair value of the net assets acquired, businesses acquired during the period contributed US$13.4 million to the Group’s sales and US$2.5 million to the Group’s adjusted operating profit for the six months ended 28 June 2008.

24     Contingencies

The Group is, from time to time, party to legal proceedings and claims, which arise in the ordinary course of business. The Directors do not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

5. Supplemental cash flow analysis (unaudited)

	6 months ended 28 June 2008 US$ million	6 months ended 30 June 2007 US$ million	Year ended 29 December 2007 US$ million

Cash generated from operations	195.3	243.2	638.7
Gross capital expenditure:
Purchase of property, plant and equipment	(100.3)	(103.5)	(231.3)
Purchase of intangible assets	(6.4)	(3.9)	(5.2)
	(106.7)	(107.4)	(236.5)
Disposal of property, plant and equipment	1.8	11.0	39.6
Operating cash flow	90.4	146.8	441.8
Tax:
Income taxes paid	(78.5)	(51.7)	(110.4)
Income taxes received	6.7	13.0	24.2
	(71.8)	(38.7)	(86.2)
Interest and preference dividends:
Interest element of finance lease rental payments	(0.3)	(1.2)	(1.4)
Interest received	5.3	7.7	12.2
Interest paid	(29.4)	(36.1)	(64.8)
Preference dividend paid	–	(2.0)	(2.0)
	(24.4)	(31.6)	(56.0)
Other movements:
Capitalisation of development costs	(0.2)	–	(0.4)
Dividends received from associates	0.4	1.0	1.4
Investment by a minority shareholder in a subsidiary	0.4	3.7	3.8
Dividend paid to a minority shareholder in a subsidiary	(9.5)	(9.9)	(14.4)
	(8.9)	(5.2)	(9.6)
Free cash flow to equity shareholders	(14.7)	71.3	290.0
Ordinary dividends	(149.1)	(150.3)	(247.3)
Cash flow after interest, tax and dividends	(163.8)	(79.0)	42.7
Acquisitions and disposals:
Purchase of subsidiaries, net of cash acquired	(64.3)	(2.8)	(17.0)
Sales of businesses and subsidiaries, net of cash disposed	121.5	173.4	216.3
Leases disposed of on sale of businesses	–	6.1	6.1
Purchase of available-for-sale investments	(0.1)	–	(0.2)
Sale of available-for-sale investments	–	–	0.6
Debt acquired on acquisition of subsidiaries	(0.8)	–	–
Purchase of interests in associates	(1.1)	–	(3.8)
	55.2	176.7	202.0
Ordinary share movements:
Issue of ordinary shares	0.2	2.4	2.4
Purchase of own shares	(4.1)	(4.1)	(6.9)
	(3.9)	(1.7)	(4.5)
Redemption of convertible cumulative preference shares	–	–	(1.2)
Foreign currency movements:
Cash and cash equivalents	(16.3)	6.3	3.2
Other debt	17.6	(23.3)	(42.5)
	1.3	(17.0)	(39.3)
Cash movement in net debt	(111.2)	79.0	199.7

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                 By:   Tomkins plc
                                                                                                                                                         (Registrant)

Date:  31 July 2008

                                                                                                                                                 By: /s/ Denise Patricia Burton
                                                                                                                                                    ----------------------------
                                                                                                                                                 Name:  Denise Patricia Burton
                                                                                                                                                 Title:     Company Secretary